Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ACCLARENT, INC.

Acclarent, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is Acclarent, Inc. The corporation was originally incorporated under the name “ExploraMed NC1, Inc.” The original Certificate of Incorporation of the corporation was filed with the Delaware Secretary of State on June 7, 2004.

B. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation restates and amends the provisions of the Certificate of Incorporation of the corporation.

C. The text of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

ONE. The name of the corporation is Acclarent, Inc.

TWO. The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THREE. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOUR. The corporation is authorized to issue two classes of stock to be designated Common Stock and Preferred Stock. The total number of shares of Common Stock which the corporation has authority to issue is Sixty Million (60,000,000), with par value of $0.001 per share. The total number of shares of Preferred Stock which the corporation has authority to issue is Thirty Eight Million Four Hundred Sixteen Thousand One Hundred Fifteen (38,416,115), with par value of $0.001 per share, Fourteen Million Seventy One Thousand Four Hundred Eighty-Four (14,071,484) of which are designated as Series A Preferred Stock (“Series A Preferred”), Thirteen Million Three Hundred Forty Four Thousand Six Hundred Thirty One (13,344,631) of which are designated as Series B Preferred Stock (“Series B Preferred”) and Eleven Million (11,000,000) of which are designated as Series C Preferred Stock (“Series C Preferred”).

The relative powers, preferences, special rights, qualifications, limitations and restrictions granted to or imposed on the Preferred Stock are as follows:

1. Dividends.

(a) The holders of the Series A Preferred, the Series B Preferred and the Series C Preferred shall be entitled, when and if declared by the Board of Directors of the corporation, to dividends out of the corporation’s assets legally available therefor at the rate of $0.0832, $0.168 and $0.257 per annum, respectively (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). Dividends on the Series A Preferred, the Series B Preferred and the Series C Preferred shall be payable on a pari passu basis and in preference and priority to any payment of any dividend on the Common Stock of the corporation. The right to such dividends shall not be cumulative, and no right shall accrue by reason of the fact that dividends are not declared in any prior period.

(b) After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate (as defined in Section 4(a) below).

(c) Whenever a dividend or distribution provided for in this Section 1 shall be payable in property other than cash, the value of such dividend or distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors of the corporation.

2. Liquidation Preference.

(a) Preference. In the event of a Liquidation Event (as defined below), the holders of Series A Preferred, Series B Preferred and Series C Preferred shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of the corporation to the holders of Common Stock of the corporation by reason of their ownership thereof, an amount equal to $1.04 per share for each share of Series A Preferred, $2.10 per share for each share of Series B Preferred and $3.218 per share for each share of Series C Preferred (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) then so held, plus a further amount equal to any dividends declared but unpaid on such shares.

All of the preferential amount to be paid to the holders of the Preferred Stock under this Section 2 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of the corporation to, the holders of the Common Stock in connection with such Liquidation Event.

If, upon such Liquidation Event, the assets of the corporation are insufficient to provide for the cash payment of the full aforesaid preferential amount to the holders of Preferred Stock, such assets as are available shall be distributed ratably among the holders of Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

After the payment or the setting apart of payment to the holders of the Preferred Stock of the preferential amounts so payable to them, the holders of Common Stock shall be entitled to receive all remaining assets of the corporation pro rata based on the number of shares of Common Stock held by each.

(b) Liquidation Event. For purposes of this Section 2, a “Liquidation Event” shall include: (i) the liquidation, dissolution or winding up of the corporation, (ii) the sale of all or substantially all of the assets of the corporation, (iii) a merger, reorganization or consolidation or in which the corporation’s stockholders immediately prior to such transaction possess less than fifty percent (50%) of the voting securities of the surviving, continuing or purchasing entity (or parent, if any) immediately after the transaction; provided, however, that any payments made may be made in cash or in securities or other property received from the acquiring entity or in a combination thereof, on the closing of such transaction, or (iv) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation’s securities), of this corporation’s securities if, after such closing, such person or group of affiliated persons would hold fifty percent (50%) or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity).

(c) Noncash Distributions. Any securities or other property to be delivered to the holders of the Preferred Stock and Common Stock upon a Liquidation Event shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability:

(A) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three (3) business days prior to the closing;

(B) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices (or closing sales prices, whichever is applicable) over the 30-day period ending three (3) business days prior to the closing; and

(C) if there is no active public market, the value shall be the fair market value thereof as mutually determined by the corporation and the holders of at least 66 2/3% of the outstanding shares of Preferred Stock, provided that if the corporation and the holders of at least 66 2/3% of the outstanding shares of Preferred Stock are unable to reach agreement, then by independent appraisal by an investment banker hired and paid by the corporation, but acceptable to the holders of at least 66 2/3% of the outstanding shares of Preferred Stock.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as provided in Sections 2(c)(i)(A), (B) or (C) to reflect the approximate fair market value thereof, as mutually determined by the corporation and the holders of at least 66 2/3% of the outstanding shares of Preferred Stock.

(iii) All other securities or other property shall be valued at the fair market value thereof, as mutually determined by the corporation and the holders of at least 66 2/3% of the outstanding shares of Preferred Stock.

(iv) The foregoing methods for valuing noncash consideration to be distributed in connection with a Liquidation Event may be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(v) If the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock and the corporation are unable to reach agreement on any valuation matter, such valuation shall be submitted to and determined by a nationally recognized independent investment banking firm selected by the corporation’s Board of Directors and the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock (or, if such selection cannot be made, by a nationally recognized independent investment banking firm selected by the American Arbitration Association in accordance with its rules.)

(d) In the event the requirements of Section 2(c) hereof are not complied with, the corporation shall forthwith either: (i) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 shall be complied with; or (ii) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 2(e) hereof.

(e) Not later than thirty (30) days before any Liquidation Event, the corporation shall deliver a notice to each holder of the Preferred Stock announcing such Liquidation Event. Such notice shall include a description of the amounts that would be paid to the holders of the Preferred Stock under this Section 2 and of the consideration that such holders would receive if they exercised their rights to convert their shares of Preferred Stock into shares of Common Stock. Not later than ten (10) days after delivery of such notice, each holder of the Preferred Stock may deliver an election to the corporation notifying the corporation that the holder desires that such holder’s shares of Preferred Stock be treated as if such shares had been converted into shares of Common Stock. If such election is delivered, such shares of Preferred Stock subject to such holder’s notice shall be treated for purposes of the Liquidation Event as if such shares had been converted into Common Stock in accordance with the provisions of Section 4. If no such election is delivered, such holder shall receive the amounts as provided for the holders of Preferred Stock under this Section 2.

(f) Consent for Certain Repurchases. So long as Section 2115 of the California General Corporation Law applies to the corporation, in connection with repurchases by the corporation of its securities issued to or held by employees or consultants upon termination of their employment or consulting services pursuant to agreements which provide the corporation with rights to repurchase such employee’s or consultant’s securities, Sections 502, 503 and 506 of the California General Corporation Law shall not apply in whole or in part.

3. Voting Rights.

(a) Generally. Except as otherwise provided herein or required by law, the holder of each share of Preferred Stock shall (i) be entitled to the number of votes equal to the number of shares of Common Stock into which each share of Preferred Stock could be converted pursuant to Section 3 hereof at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken and (ii) have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the Bylaws of this corporation. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half rounded upward to one).

(b) Election of Directors.

(i) As long as 5,000,000 shares of Preferred Stock are outstanding, the holders of at least 66 2/3% of the outstanding Preferred Stock shall be entitled to elect two (2) directors of this corporation at any election of directors (each, a “Preferred Director”). A majority of the holders of Common Stock, voting as a separate class, shall be entitled to elect two (2) directors of this corporation at any election of directors. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation.

(ii) Vacancies in the Board of Directors may be filled by a majority of the remaining directors originally elected by the same series, class or classes of shares who could elect an individual to fill such vacancy on the Board of Directors, though less than a quorum, except that a vacancy created by the removal of a director by the vote or written consent of the stockholders entitled to vote thereon or by court order may be filled by only the vote of a majority of the outstanding shares entitled to vote thereon represented at a duly held meeting at which a quorum is present, or by unanimous written consent of all shares entitled to vote thereon. Each director so elected shall hold office until the next annual meeting of stockholders or until a successor has been elected and qualified.

The stockholders entitled to vote thereon may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any such election other than to fill a vacancy created by removal, if by written consent, shall require the consent of the holders of a majority of the outstanding shares entitled to vote thereon.

(iii) The election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

4. Conversion. The holders of Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the corporation or any transfer agent for the Preferred Stock. Each share of each series of Preferred Stock shall be convertible into the number of fully-paid and nonassessable shares of Common Stock which results from dividing the “Conversion Price” per share in effect for such series of Preferred Stock at the time of conversion into the “Conversion Value” per share of such series of Preferred Stock. The number of shares of Common Stock into which each series of Preferred Stock is convertible is hereinafter referred to as the “Conversion Rate” for such series of Preferred Stock. As of the date this Amended and Restated Certificate of Incorporation is filed with the Delaware Secretary of State, the Conversion Price per share of Series A Preferred shall be $1.04 and the Conversion Value per share of Series A Preferred shall be $1.04; the Conversion Price per share of Series B Preferred shall be $2.10 and the Conversion Value per share of Series B Preferred shall be $2.10; and the Conversion Price per share of Series C Preferred shall be $3.218 and the Conversion Value per share of Series C Preferred shall be $3.218. The Conversion Price of each series of Preferred Stock shall be subject to adjustment as hereinafter provided.

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable Conversion Rate for such series immediately upon (i) the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the corporation’s Common Stock with a per share public offering price (as adjusted for combinations, stock dividends, subdivisions or split-ups) of at least $6.436 (before deduction of underwriting commissions, discounts and expenses) and with aggregate gross proceeds to the corporation, at the public offering price, of at least $30,000,000 or (ii) the date specified by written consent or agreement of the holders of at least 66 2/3% of the outstanding shares of Preferred Stock (voting together as a class and not as separate series, and on an as-converted basis); provided, however, that if such automatic conversion is in connection with a Liquidation Event in which the proceeds to which the holders of Series C Preferred Stock would be entitled to pursuant to Section 2(a) in respect of their shares of Series C Preferred Stock would be greater than the proceeds such holders would receive if all such shares of Series C Preferred Stock were converted to Common Stock, the Series C Preferred Stock shall not be so converted unless the holders of at least 66 2/3% of the outstanding shares of Series C Preferred Stock shall have approved such conversion.

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the corporation or of any transfer agent for such Preferred Stock and shall give written notice to the corporation at such office that such holder elects to convert the same. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock or the nominee or nominees of such holder a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the corporation shall pay cash equal to such fraction multiplied by the applicable Conversion Price of such series of Preferred Stock.

(e) Adjustment of Conversion Price.

(i) If the number of shares of Common Stock outstanding at any time after the date hereof is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split up of shares of Common Stock, then, on the date such payment is made or such change is effective, the Conversion Price of each series of Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of any shares of such series of Preferred Stock shall be increased in proportion to such increase of outstanding shares.

(ii) If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, then, on the effective date of such combination, the Conversion Price of each series of Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of such series of Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(iii) In case of any capital reorganization (other than a reorganization covered by Section 2(b) above), or any reclassification of the stock of the Corporation (other than as a result of a stock dividend or subdivision, split up or combination of shares), the shares of each series of Preferred Stock shall, after such capital reorganization or reclassification, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or otherwise to which such holder would have been entitled if immediately prior to such capital reorganization or reclassification he had converted his shares of such series of Preferred Stock into Common Stock. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such series of Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such series of Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable. The provisions of this clause (iii) shall similarly apply to successive reorganizations and reclassifications.

(iv) In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(e), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(v) In the event this corporation shall issue Additional Shares of Common (as defined below) (including Additional Shares of Common deemed to be issued pursuant to subsection (vi) hereof) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. For the purposes of this Subsection 4(e)(v), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock (“Convertible Securities”) and all outstanding rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock (“Options”) or Convertible Securities shall be deemed to be outstanding.

“Additional Shares of Common” shall mean all shares of Common Stock issued (or, pursuant to subsection (vi) hereof, deemed to be issued) by the corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock issued or issuable to officers, directors and employees of, or consultants to, the corporation pursuant to stock grants, option plans, purchase plans or other employee stock incentive programs or arrangements approved by the Board of Directors (provided that such stock grants, option plans, purchase plans, other employee stock incentive programs or arrangements have been approved by at least one Preferred Director), or upon exercise of options or warrants granted to such parties pursuant to any such plan or arrangement;

(2) shares of Common Stock issued upon the exercise or conversion of Options or Convertible Securities outstanding as of the date of the filing of this Amended and Restated Certificate of Incorporation or shares of Common Stock issued upon conversion of Preferred Stock;

(3) shares of Common Stock issued or issuable as dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e)(i), 4(e)(ii), 4(e)(iii), or 4(e)(iv) hereof;

(4) shares of Common Stock issued in a registered public offering under the Securities Act pursuant to which all outstanding shares of Preferred Stock are automatically converted into Common Stock pursuant to an Automatic Conversion Event;

(5) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(6) shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors;

(7) shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors (including one Preferred Director);

(8) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, provided however that if more than 10% of the corporation’s Common Stock is to be issued, such issuance shall be approved by the Board of Directors (including both Preferred Directors); and

(9) shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors (including one Preferred Director);

(vi) “Deemed Issue of Additional Shares of Common.” In the event the corporation at any time or from time to time after the date of the filing of this Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(e)(vi) or pursuant to recapitalization provisions of such Options or Convertible Securities such as Sections 4(e)(i), 4(e)(ii) or 4(e)(iii) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the corporation for the issue of such exercised Options plus the consideration actually received by the corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the corporation (determined pursuant to Section 4(e)(vii)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph as of the actual date of their issuance.

(vii) Determination of Consideration. For purposes of this subsection 4(e), the consideration received by the corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) Cash and Property. Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) Options and Convertible Securities. The consideration per share received by the corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(e)(vi) shall be determined by dividing:

(x) the total amount, if any, received or receivable by the corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by;

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(f) Minimal Adjustments. No adjustment in the Conversion Price of any series of Preferred Stock need be made if such adjustment would result in a change in such Conversion Price of less than $0.01. Any adjustment of less than $0.01 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.01 or more in the Conversion Price.

(g) No Impairment. The corporation will not, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment. This provision shall not restrict the corporation from amending its Certificate of Incorporation in accordance with the General Corporation Law of the State of Delaware.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 4, the corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The corporation shall, upon written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred Stock held by such holder.

(i) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment.

(j) Reservation of Stock Issuable Upon Conversion. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, in addition to such other remedies as shall be available to the holders of such Preferred Stock, the corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.

(k) Notices. Any notice required by the provisions of this Section 4 to be given to the holder of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the corporation.

5. Protective Provisions.

So long as any shares of Preferred Stock are outstanding, the corporation shall not (by amendment, merger, consolidation or otherwise), without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least 66 2/3% of the outstanding shares of Preferred Stock (on an as-converted basis):

(a) No Adverse Change. Adversely alter or change the rights, preferences or privileges of the Preferred Stock;

(b) Redeem. Redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares at cost upon the termination of employment or service;

(c) Create Any New Class or Series. Create any new class or series of shares having any rights, preferences or privileges senior to or on a parity with any series of Preferred Stock;

(d) Dividend or Distribution. Pay or declare any dividend or distribution on any shares of this corporation’s Common Stock (except dividends payable solely in shares of Common Stock);

(e) Liquidation Event. Consummate a Liquidation Event;

(f) Sale of Securities. Permit a subsidiary of the corporation to sell securities to a third party;

(g) Authorized Number. Increase or decrease the authorized number of shares of Preferred Stock or any series of Preferred Stock;

(h) Board Size. Increase or decrease the size of this corporation’s Board of Directors;

(i) Indebtedness. Incur any indebtedness for borrowed money, which individually or in the aggregate, exceeds $1,000,000;

(j) Assets. Effect any transfer or other conveyance of material assets of the corporation other than in the ordinary course of business if the value of such transfer or conveyance, either individually or in the aggregate, would exceed $500,000; or

(k) Issuances of Securities. Allow the corporation to issue more than 10% of the corporation’s outstanding shares of Common Stock in connection with the acquisition of another corporation by the corporation by merger, acquisition, stock purchase, purchase of substantially all of the assets or other reorganization or to a joint venture agreement.

So long as at least 1,000,000 shares of Series C Preferred Stock (as adjusted for Recapitalizations) have been issued and remain outstanding, the corporation shall not (by amendment, merger, consolidation or otherwise), without first obtaining the approval (by vote or written consent as provided by law) of the holders of at least 66 2/3% of the outstanding shares of the Series C Preferred Stock:

(a) amend, alter, waive or repeal any provision of this Restated Certificate or Bylaws of the corporation if such action would adversely alter the material rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series C Preferred Stock, provided that the authorization or creation of any new class or series of shares having powers, preferences, or special rights senior to or on a parity with the Series C Preferred Stock shall not be deemed an action adverse to the Series C Preferred Stock; or

(b) increase the authorized number of shares of Series C Preferred Stock.

6. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation’s authorized capital stock.

7. Redemption. The Preferred Stock is not redeemable at the option of the holder.

The relative powers, preferences, special rights, qualifications, limitations and restrictions granted to or imposed on the Common Stock are as follows:

1. Dividends. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Preference. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 1 of Article FOUR hereof.

3. Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

4. Redemption. The Common Stock is not redeemable at the option of the holder.

FIVE. The corporation is to have perpetual existence.

SIX. Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the corporation.

SEVEN. The number of directors which constitute the whole Board of Directors of the corporation shall be as specified in the Bylaws of the corporation.

EIGHT. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the corporation may be kept (subject to any provisions contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the corporation.

NINE. To the fullest extent permitted by the Delaware General Corporation Law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article NINE to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended. Neither any amendment nor repeal of this Article NINE, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article NINE, shall eliminate or reduce the effect of this Article NINE in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article NINE, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

TEN. Advance notice of new business and stockholder nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws of the corporation.

ELEVEN. Subject to Section 5 of Article FOUR hereof, the corporation reserves the right to amend, alter, change or repeal any provisions contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

TWELVE. To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which the Delaware General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article TWELVE shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Bill Facteau, its President and Chief Executive Officer, this 22nd day of February 2007.

ACCLARENT, INC.

By:	/s/ Bill Facteau
Bill Facteau
Chief Executive Officer